UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 31, 2013

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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Financial report for the period 1 January 2013 to 30 September 2013

31 October 2013

Novo Nordisk increased operating profit by 10% in the first nine months of 2013
Sales growth of 8% driven by Victoza®, Levemir® and NovoRapid®

Sales increased by 13% in local currencies and by 8% in Danish kroner to DKK 61.9 billion.

•	Sales of modern insulins increased by 15% (10% in Danish kroner).
•	Sales of Victoza® increased by 28% (24% in Danish kroner).
•	Sales in North America increased by 20% (17% in Danish kroner).
•	Sales in International Operations increased by 15% (8% in Danish kroner).

Gross margin improved by 0.7 percentage points in Danish kroner to 82.6%, reflecting a favourable price and product mix development.

Operating profit increased by 17% in local currencies and by 10% in Danish kroner to DKK 24.1 billion.

Net profit increased by 22% to DKK 19.1 billion. Diluted earnings per share increased by 25% to DKK 35.39.

The roll-out of Tresiba® (insulin degludec), the once-daily new-generation insulin with an ultra-long duration of action, continues to progress. Tresiba® has now also been commercially launched in Sweden and India. In October, the first patient was enrolled in DEVOTE, the cardiovascular outcomes trial for Tresiba®. Data for an interim analysis of the trial are expected to be available within two to three years.

For 2013, expectations to operating performance in local currencies are unchanged. Sales growth measured in local currencies is expected to be 11-13% and operating profit growth measured in local currencies is expected to be 12-15%.

The preliminary outlook for 2014 indicates high single-digit growth in sales and operating profit, both measured in local currencies.

Lars Rebien Sørensen, president and CEO: “We are pleased with the sustained robust financial performance. Sales growth continues to be driven by our portfolio of modern insulins and Victoza®. Tresiba® performance is encouraging and with the initiation of DEVOTE we have passed a significant milestone in the process of making Tresiba® available for people with diabetes in the US.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR No: 24 25 67 90

Company announcement No 68 / 2013

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Financial report for the period 1 January 2013 to 30 September 2013	Page 2 of 28

ABOUT NOVO NORDISK
Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 37,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B) and its ADRs are listed on the New York Stock Exchange (NVO).

CONFERENCE CALL DETAILS
On 31 October 2013 at 13.00 CET, corresponding to 8.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be available approximately one hour before on the same page.

WEB CAST DETAILS
On 1 November 2013 at 13.30 CET, corresponding to 8.30 am EDT, management will give a presentation to institutional investors and sell side-analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available on the same page.

FINANCIAL CALENDAR
3 December 2013	Capital Markets Day
30 January 2014	Financial statement for 2013
3 February 2014	PDF version of the Annual Report 2013
5 February 2014	Deadline for the company’s receipt of shareholder proposals for the Annual General Meeting 2014
14 February 2014	Printed version of the Annual Report 2013
20 March 2014	Annual General Meeting 2014
1 May 2014	Financial statement for the first three months of 2014
7 August 2014	Financial statement for the first six months of 2014
30 October 2014	Financial statement for the first nine months of 2014

CONTACTS FOR FURTHER INFORMATION
Media:
Mike Rulis	+45 4442 3573	mike@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 4442 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Jannick Lindegaard (US)	+1 609 786 4575	jlis@novonordisk.com

Further information about Novo Nordisk is available on the company’s website novonordisk.com.

Company announcement No 68 / 2013

Financial report for the period 1 January 2013 to 30 September 2013	Page 3 of 28

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 68 / 2013

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Financial report for the period 1 January 2013 to 30 September 2013	Page 4 of 28

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST NINE MONTHS OF 2013
These unaudited consolidated financial statements for the first nine months of 2013 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and on the basis of the same accounting policies as were applied in the Annual Report 2012 of Novo Nordisk. Furthermore, the financial report including the consolidated financial statements for the first nine months of 2013 and Management’s review have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) as published by the IASB, and also those that are endorsed by the EU effective for the accounting period beginning on 1 January 2013. These IFRSs have not had a significant impact on the consolidated financial statements for the first nine months of 2013.

Amounts in DKK million, except number of shares, earnings per share and full-time equivalent employees.

PROFIT AND LOSS	9M 2013	9M 2012	% change 9M 2012 to 9M 2013

Sales	61,874	57,064	8%

Gross profit	51,134	46,752	9%
Gross margin	82.6%	81.9%

Sales and distribution costs	16,893	15,352	10%
Percentage of sales	27.3%	26.9%

Research and development costs	8,167	7,687	6%
Percentage of sales	13.2%	13.5%

Administrative costs	2,438	2,321	5%
Percentage of sales	3.9%	4.1%

Licence income and other operating income	503	510	(1%	)

Operating profit	24,139	21,902	10%
Operating margin	39.0%	38.4%

Net financials	610	(1,543)	N/A

Profit before income taxes	24,749	20,359	22%

Net profit	19,131	15,677	22%
Net profit margin	30.9%	27.5%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	2,010	1,938	4%
Capital expenditure	2,468	2,313	7%

Net cash generated from operating activities	20,570	20,700	(1%	)
Free cash flow	17,820	18,237	(2%	)

Total assets	68,134	66,620	2%
Equity	39,125	35,660	10%
Equity ratio	57.4%	53.5%

Average number of diluted shares outstanding (million)	540.5	553.5	(2%	)
Diluted earnings per share / ADR (in DKK)	35.39	28.32	25%

Full-time equivalent employees end of period	36,851	33,501	10%

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 68 / 2013

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Financial report for the period 1 January 2013 to 30 September 2013	Page 5 of 28

SALES DEVELOPMENT
Sales increased by 13% measured in local currencies and by 8% in Danish kroner. North America was the main contributor with 69% share of growth measured in local currencies, followed by International Operations and Region China contributing 18% and 8% respectively. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from the modern insulins and Victoza®. Sales growth has been positively impacted by approximately 1 percentage point due to a number of non-recurring events, primarily related to prior year adjustments in the provisions for rebates in North America.

	Sales 9M 2013 DKK million	Growth as reported		Growth in local currencies		Share of growth in local currencies

The diabetes care segment
- NovoRapid®	12,393	9%		13%		20%
- NovoMix®	7,238	5%		10%		9%
- Levemir®	8,379	18%		22%		22%
Modern insulins	28,010	10%		15%		51%
Human insulins	8,175	(1%	)	2%		2%
Victoza®	8,402	24%		28%		26%
Protein-related products	1,915	1%		7%		2%
Oral antidiabetic products	1,879	(10%	)	(8%	)	(2%	)

Diabetes care total	48,381	9%		13%		79%

The biopharmaceuticals segment
NovoSeven®	6,997	7%		11%		10%
Norditropin®	4,452	5%		12%		8%
Other products	2,044	8%		12%		3%

Biopharmaceuticals total	13,493	7%		12%		21%

Total sales	61,874	8%		13%		100%

Please refer to appendix 6 for further details on sales in the first nine months of 2013.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from August 2013 and August 2012 provided by the independent data provider IMS Health.

DIABETES CARE SALES DEVELOPMENT
Sales of diabetes care products increased by 13% measured in local currencies and by 9% in Danish kroner to DKK 48,381 million. Novo Nordisk is the world leader in diabetes care and now holds a global value market share of 27% compared to 25% at the same time the year before.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 68 / 2013

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Financial report for the period 1 January 2013 to 30 September 2013	Page 6 of 28

Insulins and protein-related products
Sales of modern insulins, human insulins and protein-related products increased by 11% in local currencies and by 7% in Danish kroner to DKK 38,100 million. Measured in local currencies, sales growth was driven by North America, International Operations and Region China. Novo Nordisk is the global leader with 48% of the total insulin market and 46% of the market for modern insulin and new-generation insulin, both measured in volume.

The roll-out of Tresiba® (insulin degludec), the once-daily new-generation insulin with an ultra-long duration of action, continues to progress. Tresiba® has now been launched in seven countries, most recently in Sweden and India. Launch activities are progressing as planned and feedback from patients and prescribers is encouraging. In Japan, the first country to launch Tresiba® with broad market access, Tresiba® has steadily expanded its share of the basal insulin market. Eight months after launch, Tresiba® now represents 9% of the basal insulin market measured in weekly value market share. In the UK and Denmark, where Tresiba® has been launched with restricted market access, market penetration remains limited.

Sales of modern insulins increased by 15% in local currencies and by 10% in Danish kroner to DKK 28,010 million. North America accounted for two thirds of the growth, followed by International Operations and Region China. Sales of modern insulins now constitute 77% of Novo Nordisk’s sales of insulin.

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of the modern insulin and new-generation insulin market

	August 2013	August 2012	August 2013	August 2012

Global	48%	49%	46%	46%
USA	40%	41%	39%	38%
Europe	49%	51%	49%	50%
International Operations*	56%	58%	53%	55%
China**	60%	61%	64%	66%
Japan	53%	56%	49%	51%

Source: IMS, August 2013 data. *: Data for 12 selected markets representing approximately 60% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America
Sales of insulins and protein-related products in North America increased by 19% in local currencies and by 16% in Danish kroner. Sales growth reflects a continued positive contribution from pricing in the US, solid market penetration of all three modern insulins, NovoLog®, Levemir® and NovoLog® Mix 70/30 as well as human insulin sales growth. In addition, US sales are positively impacted by an adjustment in the provisions for rebates related to prior years. 54% of Novo Nordisk’s modern insulin volume in the US is used in the prefilled device FlexPen®.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 68 / 2013

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Financial report for the period 1 January 2013 to 30 September 2013	Page 7 of 28

Europe
Sales of insulins and protein-related products in Europe remained unchanged in local currencies and decreased by 1% in Danish kroner. The development reflects that the declining human insulin sales are only partially offset by the continued progress for Levemir® and NovoRapid®. Furthermore, sales are impacted by a lower than normal volume growth of the insulin market, around 2%, as well as the implementation of pricing reforms in several European markets. The device penetration in Europe remains high with 96% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales of insulins and protein-related products in International Operations increased by 15% in local currencies and by 7% in Danish kroner. The growth, which is positively impacted by the timing in tenders and shipments in a number of countries, is driven by all three modern insulins and a contribution from human insulins. Currently, 59% of Novo Nordisk’s insulin volume in the major private markets is used in devices.

Region China
Sales of insulins and protein-related products in Region China increased by 15% in local currencies and by 15% in Danish kroner. The sales growth was driven by all three modern insulins, while sales of human insulins only grew modestly. Currently, 97% of Novo Nordisk’s insulin volume in China is used in devices, primarily the durable device NovoPen®.

Japan & Korea
Sales of insulins and protein-related products in Japan & Korea decreased by 5% in local currencies and by 23% measured in Danish kroner. The sales development reflects a stagnant Japanese insulin volume market and the negative impact of a challenging competitive environment, which is only partly offset by the initial uptake of Tresiba®. The device penetration in Japan remains high with 98% of Novo Nordisk’s insulin volume being used in devices, primarily FlexPen®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales increased by 28% in local currencies and by 24% in Danish kroner to DKK 8,402 million, reflecting robust sales performance driven by North America, Europe and International Operations. Victoza® holds the global market share leadership in the GLP-1 segment with a 70% value market share compared to 66% in 2012. In volume terms, the growth of the GLP-1 market has decelerated, while the GLP-1 segment’s value share of the total diabetes care market has increased to 6.8% compared to 5.6% in 2012.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 68 / 2013

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Financial report for the period 1 January 2013 to 30 September 2013	Page 8 of 28

GLP-1 MARKET SHARES (value, MAT)	GLP-1 share of total diabetes care market		Victoza® share of GLP-1 market

	August 2013	August 2012	August 2013	August 2012

Global	6.8%	5.6%	70%	66%
USA	8.5%	6.8%	66%	61%
Europe	7.4%	6.3%	78%	75%
International Operations*	2.8%	3.0%	76%	81%
China**	0.7%	0.5%	73%	33%
Japan	2.2%	2.2%	73%	79%

Source: IMS, August 2013 data. *: Data for 12 selected markets representing approximately 60% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America
Sales of Victoza® in North America increased by 30% in local currencies and by 26% in Danish kroner. This reflects a continued expansion of the GLP-1 class, which represents 8.5% of the total US diabetes care market in value compared to 6.8% in 2012. Despite the launch of a competing product in 2012, Victoza® continues to drive the US GLP-1 market expansion and is the GLP-1 market leader, now with a 66% value market share compared to 61% a year ago.

Europe
Sales in Europe increased by 25% in local currencies and by 24% in Danish kroner. Sales growth is primarily driven by France, the UK, Spain and Italy. In Europe, the GLP-1 class’ share of the total diabetes care market in value has increased to 7.4% compared to 6.3% in 2012. Victoza® is the GLP-1 market leader with a value market share of 78%.

International Operations
Sales in International Operations increased by 36% in local currencies and by 27% in Danish kroner. Sales growth is primarily driven by a number of Middle Eastern countries. The contraction of the GLP-1 class to 2.8% of the total diabetes care market in value compared to 3.0% in 2012 reflects a decline in Brazil following a strong launch, whereas the class continues to expand outside Brazil. Victoza® is the GLP-1 market leader across International Operations with a value market share of 76%.

Region China
Sales in Region China increased by 100% in local currencies and by 100% in Danish kroner. The GLP-1 class in China is not reimbursed and relatively modest in size. However, its share of the total diabetes care market in value has expanded to 0.7% compared to 0.5% in 2012. Victoza® holds a GLP-1 value market share of 73%.

Japan & Korea
Sales in Japan & Korea decreased by 8% in local currencies and by 26% in Danish kroner. In Japan, the GLP-1 class represents 2.2% of the total diabetes care market value. Victoza® remains the leader in the class with a value market share of 73%.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 68 / 2013

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Financial report for the period 1 January 2013 to 30 September 2013	Page 9 of 28

NovoNorm®/Prandin®/PrandiMet® (oral antidiabetic products)
Sales of oral antidiabetic products decreased by 8% in local currencies and 10% in Danish kroner to DKK 1,879 million. The negative sales development reflects an impact from generic competition in the US and Europe as well as a changed inventory setup in China.

BIOPHARMACEUTICALS SALES DEVELOPMENT
Sales of biopharmaceutical products increased by 12% measured in local currencies and by 7% in Danish kroner to DKK 13,493 million. Sales growth was primarily driven by North America and International Operations.

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® increased by 11% in local currencies and by 7% in Danish kroner to DKK 6,997 million. The market for NovoSeven® remains volatile and sales growth is primarily driven by North America and International Operations.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 12% in local currencies and by 5% in Danish kroner to DKK 4,452 million. The sales growth is primarily driven by North America and by International Operations. Novo Nordisk is the leading company in the global growth hormone market with a 28% market share measured by volume.

Other biopharmaceuticals
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 12% in local currencies and by 8% in Danish kroner to DKK 2,044 million. Sales growth is driven by North America and reflects a positive impact of pricing and non-recurring adjustments to the provisions for rebates.

DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold grew 4% to DKK 10,740 million, resulting in a gross margin of 82.6% compared to 81.9% in 2012. This development primarily reflects an underlying improvement driven by favourable price development in North America and a positive net impact from product mix due to increased sales of modern insulins and Victoza®. The gross margin was negatively impacted by around 0.3 percentage point due to the depreciation of key invoicing currencies versus the Danish krone compared to prevailing exchange rates in 2012.

Total non-production-related costs increased by 11% in local currencies and by 8% in Danish kroner to DKK 27,498 million.

Sales and distribution costs increased by 13% in local currencies and by 10% in Danish kroner to DKK 16,893 million. The growth in costs is driven by the expansion of the US sales force in the second half of 2012 and sales and marketing investments in China and selected countries in International Operations, costs related to the launch of Tresiba® in

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Company announcement No 68 / 2013

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Financial report for the period 1 January 2013 to 30 September 2013	Page 10 of 28

Europe and Japan. The growth percentage for costs is furthermore impacted by changes to legal provisions in 2012 and 2013.

Research and development costs increased by 8% in local currencies and by 6% in Danish kroner to DKK 8,167 million. The modest cost increase reflects timing of clinical trial activity. Within diabetes care, costs are primarily driven by development costs related to the initiation of the Tresiba® cardiovascular outcome study, the ongoing phase 3a trials for semaglutide, the once-weekly GLP-1 analogue and faster-acting insulin aspart. Within biopharmaceuticals, costs are primarily related to the continued progress of the portfolio of development projects within haemophilia and the phase 2 trial for anti-IL-20, a recombinant human monoclonal antibody, in rheumatoid arthritis.

Administration costs increased by 8% in local currencies and by 5% in Danish kroner to DKK 2,438 million. The increase in costs is primarily driven by back-office infrastructure costs to support the expansion of the sales organisation in North America and International Operations as well as an impact from a cost refund in the first half of 2012 of a previously expensed fine related to an import licence for a major market in International Operations.

Licence income and other operating income constituted DKK 503 million compared to DKK 510 million in 2012.

Operating profit in local currencies increased by 17% and by 10% in Danish kroner to DKK 24,139 million.

NET FINANCIALS
Net financials showed a net income of DKK 610 million compared to a net expense of DKK 1,543 million in 2012.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was an income of DKK 696 million compared to an expense of DKK 1,455 million in 2012. This development reflects gains on foreign exchange hedging involving especially the Japanese yen and the US dollar due to their depreciation versus the Danish krone compared to the prevailing exchange rates in 2012. This positive effect is partly offset by losses on commercial balances, primarily related to non-hedged currencies.

CAPITAL EXPENDITURE AND FREE CASH FLOW
Net capital expenditure for property, plant and equipment was DKK 2.5 billion compared to DKK 2.3 billion in 2012. Net capital expenditure was primarily related to filling capacity in Denmark and Russia, new offices in Denmark, new diabetes research facilities in Denmark as well as device production facilities in the US and Denmark.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 68 / 2013

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Financial report for the period 1 January 2013 to 30 September 2013	Page 11 of 28

Free cash flow was DKK 17.8 billion compared to DKK 18.2 billion in 2012. The decrease of 2% compared to 2012 reflects the growth in net profit of 22% being more than offset by increased tax payments and earlier payment of rebate liabilities in the US.

KEY DEVELOPMENTS IN THE THIRD QUARTER OF 2013
Please refer to appendix 1 for an overview of the quarterly numbers in DKK and appendix 6 for details on sales in the third quarter of 2013.

Sales in the third quarter of 2013 increased by 10% in local currencies and by 3% in Danish kroner to 20.5 billion compared to the same period in 2012. The growth, which was driven by the three modern insulins and Victoza®, was partly offset by generic competition to Prandin® in the US. Sales of Victoza® in the third quarter of 2013 were primarily driven by the US and Europe. From a geographic perspective, North America, International Operations and Europe represented the majority of total sales growth in local currencies.

The gross margin increased to 82.8% in the third quarter of 2013 compared to 82.4% in the same period last year. The increase of 0.4 percentage point was driven by a positive impact from pricing in the US and a favourable product mix development which was partly offset by a negative currency impact of 0.2 percentage point.

In the third quarter of 2013, total non-production-related costs increased by 10% in local currencies and by 5% in Danish kroner to DKK 9,146 million compared to the same period last year.

Sales and distribution costs increased by 10% in local currencies and by 4% in Danish kroner in the third quarter of 2013 compared to the same period last year. The growth in costs is driven by the expansion of the US sales force in the second half of 2012, sales and marketing investments in China and selected countries in International Operations as well as an impact from adjustments of legal provisions.

Research and development costs increased by 9% in local currencies and by 7% in Danish kroner in the third quarter of 2013 compared to the same period last year. The cost increase is primarily driven by the continued progress of key development projects within diabetes and biopharmaceuticals, the initiation of the Tresiba® cardiovascular outcomes trial, as well as the expansion of Novo Nordisk’s research activities in the US and China.

Administration costs increased by 13% in local currencies and by 7% in Danish kroner in the third quarter of 2013 compared to the same period last year. The increase in costs is primarily driven by back-office infrastructure costs to support the expansion of the sales organisation in North America and International Operations as well as costs related to new offices in Denmark.

Operating profit in local currencies increased by 12% and by 2% in Danish kroner in the third quarter of 2013 compared to the same period last year.

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Company announcement No 68 / 2013

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Financial report for the period 1 January 2013 to 30 September 2013	Page 12 of 28

OUTLOOK

OUTLOOK 2013
The current expectations for 2013 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Current expectations 31 October 2013	Previous expectations 8 August 2013

Sales growth
in local currencies	11-13%	11-13%
as reported	Around 4.5 percentage points lower	Around 4 percentage points lower

Operating profit growth
in local currencies	12-15%	12-15%
as reported	Around 7 percentage points lower	Around 6 percentage points lower

Net financials	Income of around DKK 1,100 million	Income of around DKK 900 million
Effective tax rate	Around 23%	Around 23%
Capital expenditure	Around DKK 3.5 billion	Around DKK 3.5 billion
Depreciation, amortisation and impairment losses	Around DKK 3.0 billion	Around DKK 3.0 billion
Free cash flow	Around DKK 22 billion	Around DKK 22 billion

Sales growth for 2013 is still expected to be 11-13% measured in local currencies. This reflects expectations for continued robust performance for the portfolio of modern insulins and Victoza® as well as a modest sales contribution from Tresiba®. These sales drivers are partly expected to be countered by generic competition to Prandin® in the US, intensifying competition within diabetes care as well as biopharmaceuticals and the macroeconomic conditions in a number of markets in International Operations. Given the current level of exchange rates versus the Danish krone, the reported sales growth is now expected to be around 4.5 percentage points lower than growth measured in local currencies.

For 2013, operating profit growth is still expected to be 12-15% measured in local currencies. This reflects significant sales and marketing investments in the portfolio of modern insulins and Victoza® in the US, the launch of Tresiba® outside the US, sales and marketing investments in China and in a selected number of countries in International Operations as well as a significant increase in costs related to the continued progress of key development projects within diabetes and biopharmaceuticals. Given the current level of exchange rates versus the Danish krone, the reported operating profit growth is now expected to be around 7 percentage points lower than growth measured in local currencies.

For 2013, Novo Nordisk now expects a net financial income of around DKK 1,100 million. The current expectation primarily reflects gains associated with foreign exchange hedging contracts following the depreciation of the Japanese yen and the US dollar

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Financial report for the period 1 January 2013 to 30 September 2013	Page 13 of 28

versus the Danish krone compared to the average prevailing exchange rates in 2012. This positive effect is partly offset by losses on commercial balances, primarily related to non-hedged currencies.

The effective tax rate for 2013 is still expected to be around 23%.

Capital expenditure is still expected to be around DKK 3.5 billion in 2013, primarily related to investments in filling capacity and prefilled device production facilities and new offices in Denmark. Depreciation, amortisation and impairment losses are still expected to be around DKK 3.0 billion. Free cash flow is still expected to be around DKK 22 billion.

With regard to the financial outlook for 2014, Novo Nordisk expects to provide detailed guidance on expectations in connection with the release of the full-year financial results for 2013 on 30 January 2014. At present, the preliminary plans for 2014 indicate high single-digit growth in sales and operating profit, both measured in local currencies. The outlook reflects expectations for continued robust performance of the portfolio of modern insulins and Victoza® as well as a positive sales contribution from Tresiba®. These sales drivers are expected to be partly countered by an impact from a more challenging contract environment in the US, generic competition to Prandin® in the US, intensifying competition within both diabetes and biopharmaceuticals as well as the macroeconomic conditions in a number of markets in International Operations. In addition, the outlook for operating profit reflects significant costs related to the continued progress of key late-stage clinical development projects. Given the current level of exchange rates versus the Danish krone, reported growth in operating profit in 2014 is expected to be approximately 5% lower than the growth measured in local currencies. The currency impact on reported operating profit growth is expected to be partly offset by a net gain on foreign exchange contracts hedging operating cash flows in 2014. Income recognition of this net gain has been deferred to 2014 when the hedged operating cash flows will be realised. The net hedging gain pertaining to 2014 is currently expected to be around DKK 900 million.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during 2013 and 2014, and that currency exchange rates, especially for the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of key invoicing currencies and, all other things being equal, movements in these key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

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Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)

USD	DKK 1,200 million	12
JPY	DKK 200 million	13
CNY	DKK 180 million	12*
GBP	DKK 85 million	12
CAD	DKK 55 million	10

* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’. R&D

RESEARCH & DEVELOPMENT UPDATE

DIABETES CARE: INSULIN AND GLP-1

Annual meeting of the European Association for the Study of Diabetes (EASD)
In September, at the annual meeting of the European Association for the Study of Diabetes (EASD) held in Barcelona, Spain, Novo Nordisk presented results from the company’s diabetes research and development activities in 49 accepted abstracts, including nine oral presentations. Among the key presentations was the presentation of results from the DUAL™ I phase 3a trial for IDegLira, a combination product of insulin degludec (Tresiba®), the once-daily new-generation basal insulin analogue, with an ultra-long duration of action, and liraglutide (Victoza®), the once-daily human GLP-1 analogue. Furthermore, presentations included results from a phase 3a trial comparing Ryzodeg® with NovoMix® and the baseline characteristics for LEADER®, the ongoing cardiovascular outcomes trial for Victoza®.

DEVOTE, the Tresiba® cardiovascular outcomes trial initiated
In October, Novo Nordisk initiated DEVOTE, the cardiovascular outcomes trial for Tresiba®. As previously announced, DEVOTE is a double-blind trial, using insulin glargine as comparator and is expected to include around 7,500 type 2 diabetes patients that have existing, or high risk of, cardiovascular disease. The primary endpoint of the study is major adverse cardiovascular events (cardiovascular death, non-fatal myocardial infarction or non-fatal stroke). The study will be event-driven and complete when a predefined number of major adverse cardiovascular events has occurred. Novo Nordisk expects to have sufficient data to support a prespecified interim analysis within two to three years and to complete the study within four to six years.

Phase 3 initiated for faster-acting insulin aspart (NN1218)
In August, onset®, the phase 3 programme for faster-acting insulin aspart was initiated. Two of the three initiated trials investigate the efficacy and safety of faster-acting insulin aspart compared to insulin aspart in combination with basal insulin in 1,100 people with type 1 diabetes for 52 weeks and 670 people with type 2 diabetes for 26 weeks respectively. In the third trial, faster-acting insulin aspart used as part of a basal-bolus

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regimen is compared with basal insulin treatment for 18 weeks in 220 people with type 2 diabetes.

Phase 4 trial comparing Victoza® with lixisenatide initiated
In October, Novo Nordisk initiated a phase 4 trial comparing Victoza 1.8 mg with lixisenatide 20 microgram. The randomised, open-label trial will investigate the efficacy and safety of Victoza® versus lixisenatide treatment for 26 weeks as add-on to metformin in 400 people with type 2 diabetes.

BIOPHARMACEUTICALS: HAEMOPHILIA
Turoctocog alfa approved as Novoeight® in the US and received positive opinion in the EU
In October, the U.S. Food and Drug Administration (FDA) approved Novo Nordisk’s Biologics License Application (BLA) for recombinant coagulation factor VIII, turoctocog alfa. Novoeight® is approved for use in adults and children with haemophilia A for control and prevention of bleeding, perioperative management as well as routine prophylaxis to prevent or reduce the frequency of bleeding episodes. Novoeight® is the first biological product approved under PDUFA V, which was enacted in 2012.

In Europe, the Committee for Medicinal Products for Human Use (CHMP) under the European Medicines Agency (EMA) adopted a positive opinion for the product and recommended marketing authorisation for the treatment and prophylaxis of bleeding in patients with haemophilia A. Novo Nordisk expects to receive the final marketing authorisation from the European Commission within the coming months.

Novo Nordisk expects to launch the product in Europe early 2014 and in the US in the first half of 2015.

NovoThirteen® resubmitted in the US
In October, Novo Nordisk resubmitted the application for approval of NovoThirteen® in the US to the FDA following the receipt of a complete response letter, which was announced in August 2013.

SUSTAINABILITY UPDATE

Continued job creation at Novo Nordisk
The number of full-time equivalent employees was 36,851 as of 30 September 2013 compared to 33,501 as of 30 September 2012. New hiring was led by expansion in the sales affiliates in US, China and countries in the International Operations region. Furthermore, the research & development and production activities in Denmark contributed to growth in the number of employees.

New initiatives within clinical data transparency
All Novo Nordisk trial data are today made public in the form of scientific publications and trial summaries (synopses). In addition, Novo Nordisk will from 1 March 2014 make the actual clinical study reports publically available for trials completed after 1 January 2006 on product indications approved both in the EU and US. The clinical study reports will be

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redacted to assure personal data protection for patients and healthcare personnel participating in the trials.

Furthermore, Novo Nordisk will from 1 March 2014, upon request, make raw data from trials completed after 2001 available to bona fide researchers with legitimate and valid research proposals. The data will be made available after research proposals have been reviewed by an independent expert governing body established by Novo Nordisk.

The development of future products that can improve patient care depends strongly on the collaboration with patients, study sites and investigators. Novo Nordisk is expanding activities on clinical data transparency to assure confidence in our scientific handling and communication of data and to ensure maximal benefit for future medical progress from the data captured in the trials. Novo Nordisk’s full policy on the sharing of clinical trials data can found at http://www.novonordisk-trials.com/WebSite/Content/NN-code-of-conduct.aspx.

Novo Nordisk and Indonesian Ministry of Health join to address diabetes challenges
On 3 September, the Indonesian Ministry of Health and Novo Nordisk launched a joint platform to address the rising prevalence of diabetes and its associated costs in the country of 242 million people. It is estimated that close to eight million people in Indonesia have diabetes of which less than 1% achieve treatment targets. The launch brought together key public and private stakeholders and commitment was made to increase public awareness, build capacity among healthcare professionals and improve treatments, eg by upgrading 15 government-mandated community health clinics to become diabetes clinics.

Novo Nordisk recognised in the Dow Jones Sustainability Index
Novo Nordisk received top placement in the Dow Jones Sustainability Index (DJSI), an investor focused benchmark of the world’s leading companies based on long-term economic, environmental and social criteria.

As last year, Novo Nordisk was ranked second in the pharmaceutical sector and recognised as being best in class in a number of categories. This year, Novo Nordisk was considered best in class across sectors in the categories ‘Environmental Policy/Management System’, ‘Human Capital Development’ and ‘Social Reporting’.

EQUITY

Total equity was DKK 39,125 million at the end of the third quarter of 2013, equivalent to 57.4% of total assets, compared to 53.5% at the end of the third quarter of 2012. Please refer to appendix 5 for further elaboration of changes in equity.

Change in trading units
In order to secure liquidity for both the Novo Nordisk B shares and American Depositary Receipts (ADRs) and bring price levels in line with market practice for especially the

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ADRs, the Board of Directors has decided to split the share in a five-for-one ratio. The trading unit of the Novo Nordisk B shares listed on NASDAQ OMX Copenhagen will be changed from DKK 1 to DKK 0.20. The ratio of B shares to ADRs listed on the New York Stock Exchange will remain 1:1. These changes in trading units are expected to take effect as of 2 January 2014 for the Novo Nordisk B shares and as of 9 January 2014 for the ADRs.

2013 share repurchase programme
On 8 August, as part of an overall programme of DKK 14 billion to be executed during a 12-month period beginning 31 January 2013, Novo Nordisk announced a share repurchase programme of up to DKK 2.5 billion to be executed from 8 August to 29 October 2013. The purpose of the programme is to reduce the company’s share capital. Under the programme, announced 8 August, Novo Nordisk has repurchased B shares for an amount of DKK 2.5 billion in the period from 8 August to 29 October 2013. The programme announced on 8 August was concluded on 29 October 2013.

As of 29 October 2013, Novo Nordisk A/S and its wholly-owned affiliates owned 18,880,918 of its own B shares, corresponding to 3.4% of the total share capital.

As of 29 October 2013, Novo Nordisk A/S has repurchased a total of 11,438,443 B shares equal to a transaction value of DKK 11.0 billion under the DKK 14 billion programme beginning 31 January 2013.

As part of the execution of Novo Nordisk A/S’ ongoing share repurchase programme of DKK 14.0 billion to be executed during a 12-month period beginning 31 January 2013, a new share repurchase programme has been initiated in accordance with the provisions of the European Commission’s regulation No 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules. For that purpose, Novo Nordisk A/S has appointed Skandinaviska Enskilda Banken, Denmark, as lead manager to execute the programme independently and without influence from Novo Nordisk. Under the agreement, Skandinaviska Enskilda Banken, Denmark, will repurchase B shares on behalf of Novo Nordisk A/S for an amount of up to DKK 2.8 billion during the trading period starting 31 October 2013 and ending on 28 January 2014. A maximum of 122,645 shares of DKK 1, currently equalling 122,645 shares prior to the change in trading unit, can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on NASDAQ OMX Copenhagen during the month of September 2013. A maximum of 7,236,055 shares of DKK 1 in total, currently equalling 7,236,055 shares prior to the change in trading unit, can be bought in the period from 31 October 2013 to 28 January 2014. At least once every seven trading days, Novo Nordisk A/S will issue an announcement in respect of the transactions made under the repurchase programme.

In addition to the agreement with Skandinaviska Enskilda Banken of repurchasing shares of an amount of up to DKK 2.8 billion, Novo Nordisk expects to purchase B-shares from employees in November for approximately DKK 0.2 billion. The purchase is related to a 2010 employee share programme for employees outside Denmark. Novo Nordisk will purchase the shares at the average trading price of Novo Nordisk B shares on NASDAQ OMX Copenhagen during the period starting on 31 October 2013 and ending on 14

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November 2013. The repurchase of shares in this transaction is not part of the Safe Harbour programme, but is part of the overall DKK 14 billion share repurchase programme.

LEGAL MATTERS AND EVENTS AFTER THE END OF THE THIRD QUARTER

Product liability lawsuits related to hormone therapy products
As of 28 October 2013, Novo Nordisk Inc., along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 13 individuals who allege use of a Novo Nordisk hormone therapy product. The products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). In addition, 13 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Pfizer Inc. has publicly announced the settlement of many of its hormone therapy cases. The continued reduction in pending cases is the result of Pfizer Inc. settling several cases that also involve Novo Nordisk’s products. Currently, Novo Nordisk does not have any trials scheduled in 2013. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

Patent infringement lawsuits related to Prandin®
In the patent infringement lawsuit against Caraco Pharmaceutical Laboratories, Ltd. (Caraco) regarding Caraco’s abbreviated new drug application (ANDA) for a generic version of Prandin® (repaglinide), Novo Nordisk petitioned the Federal Circuit for an en banc rehearing of the 3-judge 2-1 decision finding invalid the Novo Nordisk patent related to the use of repaglinide in combination with metformin for the treatment of type 2 diabetes. On 18 September, the Federal Circuit denied Novo Nordisk’s petition. While Novo Nordisk continues to believe in the validity of its patent, it will not pursue further appeals. Generic repaglinide products are currently available in the US market.

Product liability lawsuits related to Victoza®
Novo Nordisk is per 28 October 2013 named in 19 single-plaintiff lawsuits primarily seeking to recover damages for pancreatic cancer experienced by patients who allege to have been prescribed Victoza® and other GLP-1/DPP-IV products. Twelve of the 19 Novo Nordisk cases include other defendants, and most cases have been filed in California federal court. Currently, Novo Nordisk does not have any trials scheduled in 2013. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

Recall of NovoMix® 30 batches in some European countries
On 25 October 2013, Novo Nordisk initiated a recall of a number of batches of NovoMix® 30 from 13 European countries. The products were recalled after a quality control conducted by Novo Nordisk showed that a small percentage (0.14%) of the products in these batches did not meet the specifications for insulin strength. To protect patient safety, Novo Nordisk recalled all products in the affected batches from wholesalers, pharmacies and patients. Novo Nordisk does not expect the recall to have a material impact on its financial position, operating profit and cash flow.

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FORWARD-LOOKING STATEMENTS
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2012 and Form 20-F, both filed with the SEC in February 2013, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures
•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal matters and events after the end of third quarter’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in the ‘Risk overview’ on p 43 of the Annual Report 2012 available on the company’s website novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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MANAGEMENT STATEMENT

The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first nine months of 2013. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first nine months of 2013 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2012 of Novo Nordisk. Furthermore, the financial report for the first nine months of 2013 and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first nine months of 2013 is adequate. Furthermore, in our opinion, Management's Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial reports, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated annual report for 2012.

Bagsværd, 31 October 2013

Executive Management:
Lars Rebien Sørensen	Jesper Brandgaard	Lars Fruergaard Jørgensen
President and CEO	CFO

Lise Kingo	Jakob Riis	Kåre Schultz

Mads Krogsgaard Thomsen

Board of Directors:
Göran Ando	Jeppe Christiansen	Bruno Angelici
Chairman	Vice chairman

Henrik Gürtler	Liz Hewitt	Ulrik Hjulmand-Lassen

Thomas Paul Koestler	Anne Marie Kverneland	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk

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FINANCIAL INFORMATION

APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
	2013			2012				% change Q3 2013 vs Q3 2012
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Sales	20,511	21,380	19,983	20,962	19,845	19,468	17,751	3%
Gross profit	16,986	17,774	16,374	17,809	16,360	16,044	14,348	4%
Gross margin	82.8%	83.1%	81.9%	85.0%	82.4%	82.4%	80.8%

Sales and distribution costs	5,529	5,834	5,530	6,192	5,299	5,203	4,850	4%
Percentage of sales	27.0%	27.3%	27.7%	29.5%	26.7%	26.7%	27.3%
Research and development costs	2,795	2,715	2,657	3,210	2,617	2,563	2,507	7%
Percentage of sales	13.6%	12.7%	13.3%	15.3%	13.2%	13.2%	14.1%
Administrative costs	822	815	801	991	766	779	776	7%
Percentage of sales	4.0%	3.8%	4.0%	4.7%	3.9%	4.0%	4.4%
Licence income and other operating income	152	175	176	156	186	154	170	(18%	)

Operating profit	7,992	8,585	7,562	7,572	7,864	7,653	6,385	2%
Operating margin	39.0%	40.2%	37.8%	36.1%	39.6%	39.3%	36.0%

Financial income	418	363	315	17	(85)	146	47	N/A
Financial expenses	111	267	108	137	420	856	375	(74%	)
Net financials	307	96	207	(120)	(505)	(710)	(328)	N/A

Profit before income taxes	8,299	8,681	7,769	7,452	7,359	6,943	6,057	13%

Net profit	6,415	6,734	5,982	5,755	5,667	5,346	4,664	13%
Depreciation, amortisation and impairment losses	643	676	691	755	644	656	638	0%
Capital expenditure	908	778	782	1,006	942	855	516	(4%	)
Net cash generated from operating activities[1]	6,217	7,283	7,070	1,514	7,962	7,151	5,587	(22%	)
Free cash flow[1]	5,219	6,423	6,178	408	6,926	6,273	5,038	(25%	)
Total assets	68,134	64,289	62,447	65,669	66,620	60,978	61,210	2%
Total equity	39,125	35,357	33,801	40,632	35,660	31,334	32,358	10%
Equity ratio	57.4%	55.0%	54.1%	61.9%	53.5%	51.4%	52.9%

Full-time equivalent employees end of period	36,851	35,869	35,154	34,286	33,501	32,819	32,252	10%

Basic earnings per share/ADR (in DKK)	12.03	12.52	11.04	10.59	10.40	9.72	8.38	16%
Diluted earnings per share/ADR (in DKK)	11.96	12.45	10.98	10.53	10.33	9.67	8.32	16%
Average number of shares outstanding (million)	533.5	537.7	541.6	542.9	544.6	549.1	556.7	(2%	)
Average number of diluted shares
outstanding (million)	536.3	540.5	544.7	546.0	547.8	552.4	560.5	(2%	)

Sales by business segment:
Modern insulins (insulin analogues)	9,393	9,626	8,991	9,462	8,879	8,613	7,867	6%
Human insulins	2,572	2,779	2,824	3,009	2,794	2,781	2,718	(8%	)
Victoza®	2,847	2,877	2,678	2,709	2,503	2,293	1,990	14%
Protein-related products	666	643	606	621	644	621	625	3%
Oral antidiabetic products (OAD)	504	681	694	670	719	653	716	(30%	)
Diabetes care total	15,982	16,606	15,793	16,471	15,539	14,961	13,916	3%

NovoSeven®	2,428	2,542	2,027	2,420	2,153	2,451	1,909	13%
Norditropin®	1,436	1,479	1,537	1,461	1,451	1,440	1,346	(1%	)
Other biopharmaceuticals	665	753	626	610	702	616	580	(5%	)
Biopharmaceuticals total	4,529	4,774	4,190	4,491	4,306	4,507	3,835	5%

Sales by geographic segment:
North America	9,763	10,038	9,009	9,559	8,981	8,356	7,324	9%
Europe	4,994	5,123	4,761	5,237	4,793	5,081	4,596	4%
International Operations	2,697	3,077	3,094	2,894	2,695	2,757	2,734	0%
Japan & Korea	1,312	1,368	1,239	1,698	1,710	1,724	1,485	(23%	)
Region China	1,745	1,774	1,880	1,574	1,666	1,550	1,612	5%

Segment operating profit:
Diabetes care	5,886	5,965	5,502	5,420	5,768	5,270	4,638	2%
Biopharmaceuticals	2,106	2,620	2,060	2,152	2,096	2,383	1,747	0%

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APPENDIX 2:	INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

	9M	9M	Q3	Q3
DKK million	2013	2012	2013	2012

Income statement
Sales	61,874	57,064	20,511	19,845
Cost of goods sold	10,740	10,312	3,525	3,485

Gross profit	51,134	46,752	16,986	16,360

Sales and distribution costs	16,893	15,352	5,529	5,299
Research and development costs	8,167	7,687	2,795	2,617
Administrative costs	2,438	2,321	822	766
Licence income and other operating income	503	510	152	186

Operating profit	24,139	21,902	7,992	7,864

Financial income	1,096	108	418	(85)
Financial expenses	486	1,651	111	420

Profit before income taxes	24,749	20,359	8,299	7,359

Income taxes	5,618	4,682	1,884	1,692

NET PROFIT	19,131	15,677	6,415	5,667

Basic earnings per share (DKK)	35.59	28.50	12.03	10.40
Diluted earnings per share (DKK)	35.39	28.32	11.96	10.33

Segment Information

Segment sales:
Diabetes care	48,381	44,416	15,982	15,539
Biopharmaceuticals	13,493	12,648	4,529	4,306

Segment operating profit:
Diabetes care	17,353	15,676	5,886	5,768
Operating margin	35.9%	35.3%	36.8%	37.1%

Biopharmaceuticals	6,786	6,226	2,106	2,096
Operating margin	50.3%	49.2%	46.5%	48.7%

Total segment operating profit	24,139	21,902	7,992	7,864

Statement of comprehensive income

Net profit for the period	19,131	15,677	6,415	5,667

Other comprehensive income:
Items that will not be reclassified subsequently to the Income statement:
Remeasurements on defined benefit plans	23	–	75	–

Items that will be reclassified subsequently to the Income statement, when specific conditions are met:
Exchange rate adjustments of investments in subsidiaries	(234)	(137)	(224)	(28)
Cash flow hedges, realisation of previously deferred (gains)/losses	(698)	1,090	(281)	252
Cash flow hedges, deferred gains/(losses) incurred during the period	756	34	556	562
Other items	(9)	23	95	5
Tax on other comprehensive income, income/(expense)	(152)	(282)	(138)	(231)

Other comprehensive income for the period, net of tax	(314)	728	83	560

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	18,817	16,405	6,498	6,227

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APPENDIX 3: BALANCE SHEET

DKK million	30 Sep 2013	31 Dec 2012

ASSETS
Intangible assets	1,682	1,495
Property, plant and equipment	21,870	21,539
Deferred income tax assets[1]	3,471	2,244
Other financial assets	204	228

TOTAL NON-CURRENT ASSETS	27,227	25,506

Inventories	9,340	9,543
Trade receivables	9,721	9,639
Tax receivables[1]	4,220	1,240
Other receivables and prepayments	2,963	2,705
Marketable securities	4,054	4,552
Derivative financial instruments	1,181	931
Cash at bank and on hand	9,428	11,553

TOTAL CURRENT ASSETS	40,907	40,163

TOTAL ASSETS	68,134	65,669

EQUITY AND LIABILITIES
Share capital	550	560
Treasury shares	(17)	(17)
Retained earnings	37,818	39,001
Other reserves	774	1,088

TOTAL EQUITY	39,125	40,632

Deferred income tax liabilities[1]	448	732
Retirement benefit obligations	748	760
Provisions	2,154	1,907

TOTAL NON-CURRENT LIABILITIES	3,350	3,399

Current debt	670	500
Trade payables	2,931	3,859
Tax payables[1]	4,956	593
Other liabilities	9,336	8,982
Derivative financial instruments	1	48
Provisions	7,765	7,656

TOTAL CURRENT LIABILITIES	25,659	21,638

TOTAL LIABILITIES	29,009	25,037

TOTAL EQUITY AND LIABILITIES	68,134	65,669

1Following development in on-going tax disputes, uncertain tax positions previously presented net as part of deferred tax liabilities are as of Q3 2013 presented individually as part of deferred tax asset, current tax receivable and current tax payables. Comparative figures have not been restated.

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Financial report for the period 1 January 2013 to 30 September 2013	Page 24 of 28

APPENDIX 4: STATEMENT OF CASH FLOWS

DKK million	9M 2013	9M 2012

Net profit	19,131	15,677

Adjustment for non-cash items	7,854	9,019
Change in working capital	(554)	(666)
Interest received	111	192
Interest paid	(30)	(32)
Income taxes paid	(5,942)	(3,490)

Net cash generated from operating activities	20,570	20,700

Proceeds from intangible assets and other financial assets	29	-
Purchase of intangible assets and other financial assets	(311)	(150)
Proceeds from sale of property, plant and equipment	10	17
Purchase of property, plant and equipment	(2,478)	(2,330)
Net change in marketable securities	498	10

Net cash used in investing activities	(2,252)	(2,453)

Purchase of treasury shares, net	(10,905)	(10,690)
Dividends paid	(9,715)	(7,742)

Net cash used in financing activities	(20,620)	(18,432)

NET CASH GENERATED FROM ACTIVITIES	(2,302)	(185)

Cash and cash equivalents at the beginning of the period	11,053	13,057
Exchange gain/(loss) on cash and cash equivalents	7	23

Cash and cash equivalents at the end of the period	8,758	12,895

Additional information:
Cash and cash equivalents at the end of the period	8,758	12,895
Marketable securities at the end of the period	4,054	4,063
Undrawn committed credit facilities	4,848	4,846

FINANCIAL RESOURCES AT THE END OF THE PERIOD	17,660	21,804

Net cash generated from operating activities	20,570	20,700
Net cash used in investing activities	(2,252)	(2,453)
Net change in marketable securities	(498)	(10)

FREE CASH FLOW	17,820	18,237

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APPENDIX 5: STATEMENT OF CHANGES IN EQUITY

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

9M 2013
Balance at the beginning of the period	560	(17)	39,001	226	847	15	1,088	40,632
Net profit for the period			19,131					19,131
Other comprehensive income for the period, net of tax				(234)	58	(138)	(314)	(314)

Total comprehensive income for the period	560	(17)	58,132	(8)	905	(123)	774	59,449

Transactions with owners, recognised directly in equity:
Dividends			(9,715)					(9,715)
Share-based payment			296					296
Purchase of treasury shares		(11)	(10,941)					(10,952)
Sale of treasury shares		1	46					47
Reduction of the B share capital	(10)	10						–

Balance at the end of the period	550	(17)	37,818	(8)	905	(123)	774	39,125

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

9M 2012
Balance at the beginning of the period	580	(24)	37,111	398	(1,184)	567	(219)	37,448
Net profit for the period			15,677					15,677
Other comprehensive income for the period, net of tax				(137)	1,124	(259)	728	728

Total comprehensive income for the period	580	(24)	52,788	261	(60)	308	509	53,853

Transactions with owners, recognised directly in equity:
Dividends			(7,742)					(7,742)
Share-based payment			239					239
Purchase of treasury shares		(13)	(10,774)					(10,787)
Sale of treasury shares		1	96					97
Reduction of the B share capital	(20)	20						–

Balance at the end of the period	560	(16)	34,607	261	(60)	308	509	35,660

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APPENDIX 6: REGIONAL SALES SPLIT

Q3 2013 sales split per region

DKK million	Total		North America		Europe		Inter- national Operations		Japan & Korea		Region China

The diabetes care segment
NovoRapid ®	4,093		2,433		954		359		232		115
% change in local currencies	8%		9%		5%		16%		2%		19%
NovoMix ®	2,354		652		600		409		189		504
% change in local currencies	7%		7%		(2%	)	13%		(7%	)	20%
Levemir ®	2,946		1,807		720		289		68		62
% change in local currencies	27%		44%		3%		20%		(11%	)	34%
Modern insulin	9,393		4,892		2,274		1,057		489		681
% change in local currencies	13%		19%		2%		16%		(4%	)	21%
Human insulin	2,572		453		602		671		117		729
% change in local currencies	(2%	)	(5%	)	(5%	)	(1%	)	(17%	)	6%
Victoza®	2,847		1,822		746		173		78		28
% change in local currencies	20%		22%		24%		12%		(11%	)	61%
Other diabetes care	1,170		379		222		186		127		256
% change in local currencies	(7%	)	(22%	)	(3%	)	27%		40%		(20%	)
Diabetes care total	15,982		7,546		3,844		2,087		811		1,694
% change in local currencies	10%		15%		4%		11%		(2%	)	6%

The biopharmaceuticals segment
NovoSeven®	2,428		1,252		579		382		169		46
% change in local currencies	20%		17%		20%		27%		20%		47%
Norditropin®	1,436		567		411		154		301		3
% change in local currencies	9%		22%		1%		(1%	)	7%		(25%	)
Other biopharmaceuticals	665		398		160		74		31		2
% change in local currencies	2%		5%		6%		30%		(45%	)	0%
Biopharmaceuticals total	4,529		2,217		1,150		610		501		51
% change in local currencies	13%		16%		11%		19%		4%		42%

Total sales	20,511		9,763		4,994		2,697		1,312		1,745
% change in local currencies	10%		15%		6%		12%		0%		7%

9M 2013 sales split per region

DKK million	Total		North America		Europe		Inter- national Operations	Japan & Korea		Region China

The diabetes care segment
NovoRapid ®	12,393		7,350		2,807		1,176	698		362
% change in local currencies	13%		16%		4%		24%	0%		32%
NovoMix ®	7,238		2,026		1,819		1,353	591		1,449
% change in local currencies	10%		16%		(3%	)	16%	(5%	)	24%
Levemir ®	8,379		4,885		2,146		947	222		179
% change in local currencies	22%		32%		4%		28%	(6%	)	43%
Modern insulin	28,010		14,261		6,772		3,476	1,511		1,990
% change in local currencies	15%		21%		2%		22%	(3%	)	27%
Human insulin	8,175		1,415		1,812		2,303	370		2,275
% change in local currencies	2%		13%		(8%	)	5%	(21%	)	7%
Victoza®	8,402		5,383		2,130		546	245		98
% change in local currencies	28%		30%		25%		36%	(8%	)	100%
Other diabetes care	3,794		1,384		656		532	335		887
% change in local currencies	(1%	)	(2%	)	(10%	)	14%	12%		(3%	)
Diabetes care total	48,381		22,443		11,370		6,857	2,461		5,250
% change in local currencies	13%		21%		3%		16%	(5%	)	12%

The biopharmaceuticals segment
NovoSeven®	6,997		3,475		1,740		1,195	452		135
% change in local currencies	11%		13%		7%		13%	11%		4%
Norditropin®	4,452		1,619		1,284		623	916		10
% change in local currencies	12%		28%		1%		10%	7%		(9%	)
Other biopharmaceuticals	2,044		1,273		484		193	90		4
% change in local currencies	12%		21%		6%		21%	(35%	)	50%
Biopharmaceuticals total	13,493		6,367		3,508		2,011	1,458		149
% change in local currencies	12%		18%		5%		13%	4%		3%

Total sales	61,874		28,810		14,878		8,868	3,919		5,399
% change in local currencies	13%		20%		3%		15%	(2%	)	12%

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Financial report for the period 1 January 2013 to 30 September 2013	Page 27 of 28

APPENDIX 7: KEY CURRENCY ASSUMPTIONS

DKK per 100	2012 average exchange rates	YTD 2013 average exchange rates as of 28 October 2013	Current exchange rates as of 28 October 2013

USD	579	564	541

JPY	7.27	5.84	5.54

CNY	91.8	91.6	88.9

GBP	918	876	874

CAD	580	551	518

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Financial report for the period 1 January 2013 to 30 September 2013	Page 28 of 28

APPENDIX 8: QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

(Amounts in USD million, except full-time equivalent employees, earnings per share and number of shares outstanding).								% change
	2013			2012				Q3 2013 vs
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2012

Sales	3,643	3,749	3,537	3,641	3,337	3,362	3,129	3%
Gross profit	3,017	3,117	2,898	3,093	2,752	2,771	2,529	4%
Gross margin	82.8%	83.1%	81.9%	85.0%	82.4%	82.4%	80.8%
Sales and distribution costs	982	1,024	978	1,075	890	900	854	4%
Percentage of sales	27.0%	27.3%	27.7%	29.5%	26.7%	26.7%	27.3%
Research and development costs	497	476	470	557	440	442	442	7%
Percentage of sales	13.6%	12.7%	13.3%	15.3%	13.2%	13.2%	14.1%
Administrative costs	145	143	142	172	129	134	137	7%
Percentage of sales	4.0%	3.8%	4.0%	4.7%	3.9%	4.0%	4.4%
Licence income and other operating income	27	31	31	27	31	27	30	(18%	)
Operating profit	1,420	1,505	1,339	1,316	1,324	1,322	1,126	2%
Operating margin	39.0%	40.2%	37.8%	36.1%	39.6%	39.3%	36.0%

Financial income	73	65	55	3	(15)	26	8	N/A
Financial expenses	20	47	19	24	70	149	66	(74%	)
Net financials	53	18	36	(21)	(85)	(123)	(58)	N/A
Profit before income taxes	1,473	1,523	1,375	1,295	1,239	1,199	1,068	13%
Net profit	1,139	1,181	1,059	1,000	954	924	822	13%

Depreciation, amortisation and impairment losses	114	119	122	131	108	114	112	0%
Capital expenditure	161	137	138	175	159	148	91	(4%	)
Net cash generated from operating activities[1]	1,105	1,277	1,251	270	1,343	1,237	985	(22%	)
Free cash flow[1]	927	1,126	1,094	78	1,168	1,085	888	(25%	)
Total assets	12,338	11,274	10,698	11,604	11,554	10,328	10,988	2%
Total equity	7,085	6,200	5,791	7,180	6,185	5,307	5,809	10%
Equity ratio	57.4%	55.0%	54.1%	61.9%	53.5%	51.4%	52.9%

Full-time equivalent employees end of period	36,851	35,869	35,154	34,286	33,501	32,819	32,252	10%

Basic earnings per share/ADR (in USD)	2.14	2.20	1.95	1.84	1.75	1.68	1.48	16%
Diluted earnings per share/ADR (in USD)	2.12	2.19	1.94	1.83	1.74	1.67	1.47	16%
Average number of shares outstanding (million)	533.5	537.7	541.6	542.9	544.6	549.1	556.7	(2%	)
Average number of diluted shares outstanding (million)	536.3	540.5	544.7	546.0	547.8	552.4	560.5	(2%	)

Sales by business segment:
Modern insulins (insulin analogues)	1,669	1,688	1,591	1,644	1,493	1,487	1,387	6%
Human insulins	457	487	500	523	469	479	479	(8%	)
Victoza®	505	505	474	470	422	396	351	14%
Protein-related products	118	113	107	108	108	107	110	3%
Oral antidiabetic products (OAD)	90	119	123	116	122	113	126	(30%	)
Diabetes care total	2,839	2,912	2,795	2,861	2,614	2,582	2,453	3%

NovoSeven®	431	446	359	420	362	423	337	13%
Norditropin®	255	259	272	254	244	249	237	(1%	)
Other biopharmaceuticals	118	132	111	106	117	108	102	(5%	)
Biopharmaceuticals total	804	837	742	780	723	780	676	5%

Sales by geographic segment:
North America	1,734	1,761	1,594	1,659	1,514	1,443	1,291	9%
Europe	887	898	843	910	804	878	810	4%
International Operations	479	539	548	503	452	476	482	0%
Japan & Korea	233	240	219	295	287	298	262	(23%	)
Region China	310	311	333	274	280	267	284	5%

Segment operating profit:
Diabetes care	1,045	1,046	974	942	972	910	818	2%
Biopharmaceuticals	375	459	365	374	352	412	308	0%

1Free cash flow for Q1 2012 and Q2 2012 has been reduced by USD 234 million and increased by USD 234 million, respectively, as withheld dividend tax is now presented as part of financing activities.

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Company announcement No 68 / 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 31, 2013	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer